EXHIBIT 99.1

FOR IMMEDIATE RELEASE

magal S3 acquires aimetis corp – a global leader in vms software:
diversifying and expanding its product portfolio

YEHUD, Israel – April 1st, 2016 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that Senstar, its fully owned subsidiary based in Canada, acquired Aimetis for an enterprise value of approximately US$ 14 million.

Aimetis is a Canadian-based company, headquartered in Waterloo, Ontario. It is a global leader in intelligent IP video management software (VMS), and was recently recognized by Deloitte, a leading consulting and accounting firm, as one of the fastest growing technology companies in North America.

Saar Koursh, CEO of Magal S3, commented, “Aimetis’ product portfolio is highly complementary to Senstar’s large portfolio of perimeter intrusion detection systems (PIDS), adding a state of the art video surveillance offering with unmatched solutions for outdoor and critical sites. The acquisition expands the product portfolio by about 20%, and diversifies our offering into new markets such as education, health care and retail. Aimetis is a fast growing company, and we expect the acquisition to be increasingly accretive to Magal from 2017, with no significant effect on the bottom line in 2016.”

Brian Rich, President of Senstar, commented, “We welcome the very talented team at Aimetis to Senstar and look forward to realizing the synergies between our companies by expanding our product offering, customer reach and leveraging our global geographical footprints. Together, we now have a unique offering of intelligent video combined with the strongest cyber security solution in the market for video and general physical security networks.”

Marc Holtenhoff, CEO of Aimetis, commented, “Aimetis is proud to join the Senstar team and contribute our market leading intelligent network video management solutions to an industry leading portfolio of security and safety products.  The acquisition comes at an ideal time with the launch of our new Symphony version 7 just around the corner. We look forward to growing as part of Senstar and Magal.”

About Senstar

Senstar, a trusted innovator safeguarding people, places and property, has been manufacturing, selling and supporting the world’s largest portfolio of perimeter intrusion detection sensor technologies for 35 years.  Senstar is also a leading provider of life safety / emergency call solutions, as well as of a new line of solutions that protect security networks against cyber threats.  Senstar’s products and solutions can be found around the world in more than 80 countries, in tens of thousands of sites including borders, ports, military and government, correctional facilities and other critical sites.

About Aimetis

Aimetis Corp. simplifies the management of network video for security surveillance by offering smart solutions with the lowest cost of ownership for our connected world. Combining an industry leading video management system with integrated analytics and centralized management in the cloud, Aimetis delivers the most scalable and easiest to use video management platform on the market. Founded in 2003, Aimetis has established itself as a global leader in intelligent video management from its headquarters in Waterloo, Canada. Aimetis has distributors and certified partners in over 100 countries and serves a variety of industries, including retail, transportation, and others.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

For more information:

Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com